

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2016

Via E-mail
Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Re: **Alexza Pharmaceuticals, Inc.**
Schedule TO-T
Filed on May 23, 2016 by Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and
Grupo Ferrer Internacional, S.A.
File No. 005-82505

Dear Mr. Schnell:

We have limited our review of the filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Summary Term Sheet

If I accept the offer, when and how will I get paid? page 12

1. Disclosure indicates that payment will be made "as soon as commercially practicable following expiration of the Offer" and "as soon as practicable after the Expiration Time," on pages 12 and 22, respectively. Please revise your disclosure here and throughout the Offer to Purchase to conform to Rule 14e-1(c), which requires that you pay the consideration offered "promptly" upon expiration of the offer.

Introduction, page 15

2. We note your disclosure on pages 20 and 66 that the Offer is subject to the condition that

the Forbearance and Waiver Agreement continues to be in full force and effect prior to closing. Such language suggests that the bidder has control over the triggering of a condition and creates the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please clarify or revise accordingly.

3.   The last paragraph on page 23 states that you will pay for tendered shares promptly after the later of (i) the Expiration Time or (ii) the satisfaction or waiver of the conditions to the Offer. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

Source and Amount of Funds, page 64

4.   We note your statement in the penultimate paragraph that the offer will be funded with cash on hand and "available credit facilities." Please revise to disclose the information required by Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to our comment, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3619 with any questions regarding our comments.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions